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Report of Independent Registered Public Accounting Firm

The Member and Management
Stash Capital LLC

We have reviewed management's statements, included in the accompanying Stash Capital LLC's Exemption Report, in which (1) Stash Capital LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision during the period from August 29, 2017 (date of registration with the SEC) to December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2018